

02007698

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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SEC FILE NUMBER
8- 42701

ANNUAL AUDITED REPORT FORM X-17A-5 PART III

RECEIVED MAR 07 2002

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/01 (MM/DD/YY) AND ENDING 12/31/01 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Bley Investments Group, Inc.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

4200 S. Hulen Street, Suite 519
(No. and Street)

Fort Worth	Texas	76109
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Laura Bley (817) 732-2442
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

The Walton Group, LLC
(Name — *if individual, state last, first, middle name*)

6100 Southwest Blvd., Suite 300	Fort Worth	Texas	76109
(Address)	(City)	(State)	Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 26 2002
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (3-91)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Laura Bley, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Bley Investment Group, Inc., as of December 31, 2001, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

Signature

Title

Notary Public


NOTARY PUBLIC
STATE OF TEXAS
JENNIFER E. WILSON
Notary Public, State of Texas
My Commission Expires Aug.21, 2004

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Bley Investment Group, Inc.

Financial Statements and Supplemental
Schedules Required by the Securities
and Exchange Commission

For the Year Ended December 31, 2001
and
Supplemental Report on Internal Control

(With Independent Auditors' Report Thereon)

THE
WALTON
GROUP, LLC

6100 Southwest Blvd.
Suite 300
Fort Worth, TX 76109
817-731-1155
817-731-1562 (Fax)

• Consultants • Certified Public Accountants • Business Advisors •

INDEPENDENT AUDITORS' REPORT

Board of Directors
Bley Investment Group, Inc.
Fort Worth, Texas

We have audited the accompanying statement of financial condition for noncarrying, nonclearing and certain other brokers or dealers of Bley Investment Group, Inc. (the Company) as of December 31, 2001, and the related statements of income (loss), changes in stockholders' equity and cash flows for the year then ended, that you are filing pursuant to rule 17a-5 under the Securities and Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2001, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States.

Our audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the schedules computation of net capital, computation of basic net capital requirement, computation of aggregate indebtedness, exemption provisions under rule 15c3-3, statement of changes in liabilities subordinated to claims of general creditors and reconciliation of the computation of net capital under Rule 15c3-1 are presented for purposes of additional analysis and are not a required part of the basic financial statements, but are supplementary information required by Rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.



THE WALTON GROUP, LLC
February 7, 2002

Bley Investment Group, Inc.
Statement of Financial Condition for Noncarrying, Nonclearing and Certain other Brokers or Dealers
December 31, 2001

Assets	
Current assets:	
Cash	$ 11,028
Clearing account	50,000
Accounts receivable from broker dealers	18,270
Federal income tax refundable	3,068
Other receivables	7,408
Other assets	2,291
Total current assets	92,065
Investments (Note 8)	33,356
Property, plant and equipment net of accumulated depreciation (Note 2)	15,325
Total assets	$ 140,746
Liabilities and Stockholders' Equity	
Current liabilities:	
Accounts payable	$ 7,509
Accrued expenses	4,751
Total current liabilities	12,260
Deferred tax liability (Note 3)	762
Total liabilities	13,022
Commitment and contingencies (Note 6)	-
Stockholders' equity:	
Common stock $.001 par, 1,000,000 shares authorized, issued and outstanding	1,000
Additional paid-in capital	134,631
Accumulated deficit	(7,907)
Total stockholders' equity	127,724
Total liabilities and stockholders' equity	$ 140,746

The accompanying notes form an integral part of these financial statements.

Bley Investment Group, Inc.
Statement of Income (Loss)
For the Year Ended December 31, 2001

Revenue	
Commissions:	
Commissions and advisory fee income	$ 522,637
Interest income	8,473
Total revenue	531,110
Expenses	
Salaries and other employment costs for voting stockholder officers	158,043
Other employee compensation and benefits	138,658
Clearing fees	36,305
Interest expense	567
Regulatory fees and expenses	13,863
Other expenses	174,415
Total expenses	521,851
Net income before Federal income taxes	9,259
Provision for Federal income tax benefit (Note 3)	995
Net income	$ 10,254

The accompanying notes form an integral part of these financial statements.

Bley Investment Group, Inc.
Statement of Changes in Stockholders' Equity
For the Year Ended December 31, 2001

	Common Stock		Additional Paid-in	Accumulated	
	Shares	Amount	Capital	Deficit	Total
January 1, 2001	1,000,000	$ 1,000	$ 134,631	$ (18,161)	$ 117,470
Net income	-	-	-	10,254	10,254
December 31, 2001	1,000,000	$ 1,000	$ 134,631	$ (7,907)	$ 127,724

The accompanying notes form an integral part of these financial statements.

Bley Investment Group, Inc.
Statement of Cash Flows
For the Year Ended December 31, 2001

CASH FLOWS FROM OPERATING ACTIVITIES:	
Cash generated from operations	$ 514,435
Cash expended on operations and employees	513,975
Cash provided by operating activities	460
CASH FLOWS FROM FINANCING ACTIVITIES	-
CASH FLOWS FROM INVESTING ACTIVITIES:	
Purchase of equipment	(2,913)
Purchase of investments	(573)
Cash used by investing activities	(3,486)
Decrease in cash	(3,026)
Cash, January 1, 2001	14,054
Cash, December 31, 2001	$ 11,028
Reconciliation of net income to cash provided by operating activities:	
Net income	$ 10,254
Adjustments:	
Depreciation	5,118
Deferred taxes	(995)
Balance sheet accounts:	
Increase in receivables	(16,675)
Increase in Federal income tax refundable	(3,068)
Decrease in other assets	259
Increase in accounts payable	6,050
Decrease in accrued expenses	(483)
Cash provided by operating activities	$ 460

The accompanying notes form an integral part of these financial statements.

(1) Organization and Summary of Significant Accounting Policies

(a) Nature of Operations

The Company was incorporated to conduct business as a dealer with the Securities and Exchange Commission (SEC) under the Federal Securities and Exchange Act of 1934. The Company acts as a dealer/investment advisor for certain offerings and does not maintain discretionary accounts for its customers. There are no existing obligations of the dealer in regards to offerings made. Security transactions (and related commission revenue and expense) are recorded on a trade-date basis.

The Company conducts its business primarily with customers throughout the United States.

(b) Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital, and requires maintenance of a certain ratio of aggregate indebtedness to net capital, both as defined.

(c) Income Taxes

The Company provides for Federal income taxes currently payable, and deferred income taxes resulting from temporary differences of assets and liabilities for financial reporting and Federal income tax reporting.

If it is anticipated that any portion of a deferred tax asset will not be realized, a valuation allowance is recognized.

(d) Cash Flows

For purposes of the statement of cash flows, cash equivalents include time deposits, certificates of deposit, and all highly liquid debt instruments with original maturities of three months or less.

(e) Common Stock

The Company is authorized to issue 1,000,000 common shares of $.001 par value stock of which 1,000,000 shares are issued and outstanding.

(Continued)

(1) Organization and Summary of Significant Accounting Policies (Continued)

(f) Use of Estimates

The process of preparing financial statements in conformity with accounting principles generally accepted in the United States requires the use of estimates and assumptions regarding certain types of assets, liabilities, revenues and expenses. Such estimates primarily relate to unsettled transactions and events as of the date of the financial statements. Accordingly, upon settlement, actual results may differ from estimated amounts.

(2) Property, Plant and Equipment

Property, plant and equipment is composed of the following:

Furniture and fixtures	$ 18,557
Office equipment	26,903
	45,460
Less: accumulated depreciation	(30,135)
	$ 15,325

Depreciation is provided on the straight-line method over the estimated useful lives of the related assets - generally 7 years for furniture and equipment, and 5 years for office equipment. Depreciation recorded in the accompanying financial statements is $5,118. Major improvements significantly extending the useful lives of the assets are capitalized, while expenditures which do not improve or extend the useful lives of the respective assets are expensed currently.

(3) Income Taxes

The Company has incurred cumulative net operating losses since its inception, and accordingly, has a net operating loss carryover to be utilized in subsequent years of approximately $15,310.

The provision for Federal income taxes in the accompanying financial statements is as follows:

Current expense	$ -
Deferred benefit	995
Net tax benefit	$ 995

The Company's total deferred tax asset and Federal tax asset valuation allowance at December 31, 2001 are as follows:

Total deferred tax asset	$ 284
Less valuation allowance	(284)
Net deferred tax asset	$ -

(Continued)

(3) Income Taxes (Continued)

The Company's deferred tax liability is the result of temporary differences in book and tax basis of property, plant and equipment. Due to the immateriality of the amount, it is not offset against the deferred tax asset.

Furnishings and equipment	$ 762

(4) Possession or Control Requirements

The Company, by policy, does not maintain possession or control of customer funds or securities.

(5) Subordinated Liabilities

There are no liabilities which were subordinated to claims of general creditors at December 31, 2001.

(6) Commitments and Contingencies

The Company leases office space under a long-term non-cancellable operating lease. Future minimum lease payments subsequent to December 31, 2001 are:

2002	$ 18,228
2003	7,595
	$ 25,823

Total rent expense incurred under all operating leases totaled $18,441 for the year ended December 31, 2001.

(Continued)

(7) Retirement Plan

The Company has established a Savings Incentive Match Plan for Employees of Small Employers (the Plan). The Plan covers all employees who are reasonably expected to receive at least $5,000 in compensation in a calendar year. The Company will contribute a matching contribution up to 3% of the employee's compensation for the year, not to exceed the employee's contribution to the Plan. For the year ended December 31, 2001, the Company contributed approximately $7,210 to the Plan for the 2001 Plan year.

(8) Investments

Investments held by the Company at December 31, 2001 are composed primarily of 300 warrants to purchase shares of the NASDAQ Stock Market, Inc., and 2,200 shares of common stock of NASDAQ Stock Market, Inc. The warrants and shares of NASDAQ are recorded at market value (which approximates cost) of $11 per share and $13 per share, respectively. The warrants may be exercisable from June 28, 2002 through June 27, 2006 at varying exercise prices ranging from $13 per share to $16 per share. NASDAQ warrants and stock are currently privately held investments.

Supplemental Information

Pursuant to Rule 17a-5 of the

Securities and Exchange Act of 1934

As of and For the Year Ended

December 31, 2001

Bley Investment Group, Inc.
Supplemental Schedules Required by Rule 17a-5
As of and For the Year Ended December 31, 2001

Computation of Net Capital

Total stockholders' equity	$ 127,724
Non-allowable assets:	
Investments in NASD Stock	31,900
Property, furniture and equipment, net	15,325
Certain other receivables	2,006
Federal income tax refundable	3,068
Other assets	2,291
	54,590
Haircuts	187
	54,777
Net allowable capital	$ 72,947

Computation of Basic Net Capital Requirement

Minimum net capital required	$ 817
Minimum dollar net capital requirement of reporting broker or dealer	$ 50,000
Net capital requirement	$ 50,000
Excess net capital	$ 22,947

Computation of Aggregate Indebtedness

Total aggregate indebtedness	$ 12,260
Percentage of aggregate indebtedness to net allowable capital	16%

(Continued)

Bley Investment Group, Inc.
Supplemental Schedules Required by Rule 17a-5
As of and For the Year Ended December 31, 2001

Exemptive Provisions Under Rule 15c3-3

The Company is exempt from Rule 15c3-3 because all customer transactions are cleared through another broker-dealer on a fully disclosed basis. The name of the clearing firm is Pershing.

Statement of Changes in Liabilities Subordinated to Claims of General Creditors

Balance of such claims January 1, 2001	$ -
Additions	-
Reductions	-
Balance of such claims at December 31, 2001	$ -

Reconciliation of the Computation of Net Capital Under Rule 15c3-1

There were no material differences in the computation of net capital between these audited financial statements and the Company's unaudited FOCUS reports.

REPORT ON INTERNAL CONTROL
DECEMBER 31, 2001

THE
WALTON
GROUP, LLC

6100 Southwest Blvd.
Suite 300
Fort Worth, TX 76109
817-731-1155
817-731-1562 (Fax)

• Consultants • Certified Public Accountants • Business Advisors •

To the Board of Directors
Bley Investment Group, Inc.

In planning and performing our audit of the financial statements and supplemental schedules of Bley Investment Group, Inc. (the Company), for the year ended December 31, 2001, we considered its internal control structure, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons.

2. Recordation of differences required by rule 17a-13.

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control, and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with accounting principles generally accepted in the United States. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

(Continued)

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that errors or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities and Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and our study, we believe that the Company's practices and procedures were adequate at December 31, 2001, to meet the SEC's objectives.

This report is intended solely for the use of management and the SEC and other regulatory agencies that rely on rule 17a-5(g) under the Securities and Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.



THE WALTON GROUP, LLC
February 7, 2002

(Concluded)